SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 09 May 2013

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                                                                            May 9, 2013

BT SPORT FREE FOR MILLIONS OF HOMES

Free with BT broadband

Non-BT broadband customers offered a quick and easy switching process

Available in HD for £15 per month to non-BT broadband customers

BT today promised to return sport to grassroots fans as it revealed BT Sport will be free to any consumer BT broadband customer. This is the first time in more than 20 years that weekly live matches from the Barclays Premier League will be free to watch.

The three channels - BT Sport 1, BT Sport 2 and ESPN - will be packed with world class sport. There will be 38 live and exclusive football matches from the Barclays Premier League - including 18 'first pick' matches - and up to 69 live rugby matches from the Aviva Premiership where BT will be the sole and exclusive broadcaster. There will be live football from several other top leagues around the world including Germany, France, Italy and Brazil. There will also be FA Cup ties, the UEFA Europa League, Scottish Premier League plus WTA women's tennis and action from the UFC.

BT today revealed it has added Moto GP, Women's Super League football, Australian 'A' league soccer and action sport and lifestyle programming from Red Bull Media House. Further commentators and pundits were also announced to boost those already in place (see accompanying release).

BT's aim is to increase the number of customers enjoying high quality sports on TV. Only one in five UK homes currently take a sports channel, possibly due to the high prices that have resulted from there being little real competition.

By offering BT Sport for free with BT broadband, BT hopes to appeal to the vast majority of UK homes - more than 20 million - who already have broadband as well as those who haven't taken it to date. More than five million homes already take their broadband from BT and whilst the company will be rewarding those loyal customers with this great free service, it will also be encouraging customers of other ISPs to switch supplier.

To encourage people to switch, BT is offering new customers BT Infinity, its flagship superfast fibre product, from just £15 per month or copper broadband from just £101.

1Existing BT broadband customers will need to sign a new 12 month contract. Customers will need to pay a monthly line rental fee.

Switching will be quick and easy. Most customers will only need to make one call to BT as it will then arrange the switch on their behalf. If customers wish to take the channels without BT broadband, they will be available in high definition for £15 per month from BT via Sky's digital satellite platform or for £12 in standard definition.

Ian Livingston, BT chief executive said: "UK Sports fans have had a rough deal for too long. Many have been priced out of the market but we will change this by giving away BT Sport for free with our broadband. Sports fans are the winners today.

"BT is the home of broadband so the fight for customers will now take place on our own turf. BT Sport will complement our world class fibre network. Customers don't have to take BT Infinity to get BT Sport but we are encouraging them to move onto fibre broadband so they can enjoy the best of both worlds."

Gavin Patterson, BT Retail chief executive added: "The launch of BT Sport is an important moment for the UK TV market. We will shake up the market which is great news for sports fans whether their passion is football, rugby or any of the other sports we will be showing.  Fans will hopefully be cheering across the UK at the prospect of watching their favourite teams for free."

BT Sport will be easily accessible direct from BT. It will be available via BT's own TV service, Sky's digital satellite platform and also online or via a new App enabling customers to enjoy the channels on the move or at home on their PCs, smartphones, tablets etc.

Customers who wish to watch BT Sport on their TVs will require a set top box. This will be a YouView or Vision+ box for BT TV customers or a Sky box if customers take the channels via Sky's digital satellite platform.

BT's TV service will be delivered live over fibre broadband in more than half the country with those customers having the option of receiving the channels in HD for just £3 per month, a cost that will be waived for a year if they sign up before August 1. BT Sport will also be available across the UK via TV aerials to customers with a Vision+ box2. BT TV customers who take a basic TV package from BT will receive their set top box for free3.

Customers taking BT Sport via Sky's digital satellite platform will be able to access the three channels with just one call to BT, making it very convenient for customers who want to take sports content from both BT and Sky. There will be no requirement for customers to take a Sky TV subscription of any kind as BT Sport will be retailed by BT.

2DTT customers will need a conditional access card. This costs £10. BT Sport 1 and 2 will be available via DTT in standard definition whilst ESPN will be available via the App.
3The box will depend on where a customer lives and which channels they wish to take. There will be an activation charge of £49.

Satellite customers who take BT broadband will get BT Sport for free, whilst those who don't can still get the service from BT in high definition for £15 per month or in standard definition for £12. BT will make it clear to those customers they can save substantial sums by switching their broadband back to BT. Satellite customers who sign up before August 1 2013 will see the £3 per month supplement for HD waived for a year.

Interested customers can order BT Sport from May 10 by calling 0800 400 440 or they can register their interest from noon today at www.btsport.com.

For further information

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News

About BT
BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

In the year ended 31 March 2012, BT Group's revenue was £18,897m with profit before taxation of £2,445m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.  For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date  09 May 2013